INSITE VISION INCORPORATED
965 Atlantic Avenue
Alameda, California 94501
(510) 865-8800

May 21, 2007

VIA EDGAR AND FACSIMILE

Jeffrey Riedler
Securities and Exchange Commission
100 “F” Street, NE
Washington, D.C. 20549-6010

Re:	Request for Effectiveness of Registration Statement on
Form S-3 (File No. 333-142049)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InSite Vision Incorporated hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 1:00 p.m. Eastern Time on May 23, 2007, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement.

We acknowledge that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours, INSITE VISION INCORPORATED

By:	/s/ S. Kumar Chandrasekaran, Ph. D.
S. Kumar Chandrasekaran, Ph.D. Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer

cc: Gregory S. Belliston